CEC Entertainment, Inc.

4441 West Airport Freeway

Irving, Texas 75062

January 5, 2014

VIA EDGAR

Melissa Raminpour

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	CEC Entertainment, Inc. Form 10-Q for the fiscal quarter ended September 28, 2014 Filed November 12, 2014 File No. 001-13687

Dear Ms. Raminpour:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated December 23, 2014 (the “Comment Letter”), to the above referenced Form 10-Q of CEC Entertainment, Inc. (the “Company,” “we” or “our”). The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with a response following. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-Q, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-Q.

Form 10-Q for the fiscal quarter ended September 28, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.

We note your disclosure on page 43 which cites the reason for your presentation of the combined results for the predecessor and successor periods for the nine month period ended September 28, 2014. Please be advised that it is not appropriate to combine the results for the predecessor and successor periods for purposes of MD&A discussion or otherwise as the financial statements are prepared on different bases of accounting and are not comparable. In this regard, please revise MD&A to include separate discussions of the predecessor and successor entities’ results for each respective period. You may also choose to provide a discussion of your results on a pro forma basis pursuant to Article 11 of

Securities and Exchange Commission

Regulation S-X. Similarly revise your presentation with respect to sources and uses of cash on page 55 and presentation of Non-GAAP measures on page 61. Please confirm your understanding of this matter and indicate how you intend to comply as part of your response.

Response to Comment 1

The Company acknowledges the Staff’s comment and will include in its MD&A separate discussions of its predecessor and successor entities’ results for the applicable periods, as well as a discussion of the Company’s results on a pro forma basis for the applicable periods, and the Company similarly will revise its presentation in the MD&A with respect to sources and uses of cash and its presentation of Non-GAAP measurers in its future annual and quarterly reports filed under the Exchange Act.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Sincerely,

/s/ Temple Weiss

Temple Weiss
Chief Financial Officer

Cc:	Rodolfo Rodriguez, Jr., General Counsel, CEC Entertainment, Inc.
Monica K. Thurmond, Paul, Weiss, Rifkind, Wharton & Garrison, LLP